# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HawkEye 360, Inc., CIK 0001750704
CUSIP: 420201105
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 450 Springpark Place, Suite 500, Herndon, Virginia (VA), 20170
Date of event which requires filing of this statement: 05/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 6,680,326; shared voting power 0; sole dispositive power 6,680,326; shared dispositive power 0; aggregate amount beneficially owned 6,680,326 (7.1% of the class)
  Comment: See Item 4 for footnotes (1) and (2)
  (3) The percent of class is based on 94,167,336 shares of common stock outstanding as of the closing of the initial public offering of the Issuer, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on May 6, 2026.

## Item 1. Issuer
Name of issuer: HawkEye 360, Inc.
Address of issuer's principal executive offices: 450 Springpark Place, Suite 500, Herndon, Virginia 20170

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Number of Securities Beneficially Owned: 6,680,326
The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct disposition, shared power to dispose or direct the disposition, is set forth below, along with the corresponding footnotes:
(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 6,680,326 securities beneficially owned by it.
GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.
(2) GIC disclaims membership in a group.
Percent of class: 7.1% (3)
Sole power to vote or to direct the vote: 6,680,326 ((1), (2))
Shared power to vote or to direct the vote: 0 ((1), (2))
Sole power to dispose or to direct the disposition: 6,680,326 ((1), (2))
Shared power to dispose or to direct the disposition: 0 ((1), 2))

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (05/12/2026)
- GIC Private Limited: /s/ Wee Linrong, Wee Linrong, Senior Vice President (05/12/2026)